UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-1 ON
FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ECOTALITY, INC.
(Exact name of registrant as specified in its charter)

Nevada	68-0515422
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Four Embarcadero Center, Suite 3720
San Francisco, California  94111
(415) 992-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan R. Read
Chief Executive Officer
ECOtality, Inc.
Four Embarcadero Center, Suite 3720
San Francisco, California  94111
(415) 992-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Samuel C. Dibble, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, California  94104
(415) 954-4400
(415) 954-4480 (fax)

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filed,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On June 10, 2010, ECOtality, Inc. (the “Company”) filed a registration statement with the Securities and Exchange Commission (the “Commission”) on Form S-1 (Registration No. 333-167444) (the “Registration Statement” or the “Form S-1”). The Registration Statement was declared effective by the Commission on June 24, 2010 to register for resale by the selling stockholders identified in the prospectus an aggregate of 14,965,242 shares of our common stock, par value $0.001 per share (the “Common Stock”). This Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (the “Post-Effective Amendment”) is being filed by the registrant to convert the Form S-1 into a registration statement on Form S-3, and contains an updated prospectus relating to the offering and sale of the shares that were registered for resale on the Form S-1. All filing fees payable in connection with the registration of the shares of common stock covered by the Registration Statement were paid by the registrant at the time of the initial filing of the Form S-1.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2011

ECOtality, Inc.

14,965,242 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to 14,965,242 shares of our common stock, including 8,416,881 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock, and up to 2,847,219 shares of common stock underlying warrants exercisable at $9.00 per share. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock which they are offering.  We will pay the expenses of registering these shares.

Our common stock is registered and is listed on the Nasdaq Capital Market under the symbol “ECTY.” On February 24, 2011, the last reported sale price per share of our common stock on the Nasdaq Capital Market was $3.80.

You should carefully consider the risks associated with investing in our common stock.  Before making an investment in our common stock, please read the “Risk Factors” section of this prospectus, which begins on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell or seeking offers to buy shares of our common stock, including shares they acquire upon conversion of Series A Convertible Preferred Stock or upon exercise of warrants, in jurisdictions where the offer or sale is not permitted.

The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, and the information contained in any document incorporated or deemed to be incorporated by reference is accurate only as of the date of such document. Our business, financial condition, results of operations and prospects may have changed since that date. You should read carefully this prospectus together with the additional information described under the heading “Where You Can Find More Information” before making your investment decision.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms the “Company,” “we,” “us” and “our” to refer to ECOtality, Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains  “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus , including, without limitation, the risks and other factors discussed in the section captioned “Risk Factors” beginning on page 6 in this prospectus.  Some of these risks include:

•	the potential loss of our grants from the U.S. Department of Energy (“DOE”);

•	the possibility that the additional capital that we will require to complete our DOE contracts will not be available to us on favorable terms or at all;

•	our history of losses, which may continue and may negatively impact our ability to achieve our business objectives;

•	the possibility that the public demand for electric vehicles will not significantly increase in the future;

•	our dependency on car manufacturers’ timely delivery of electric vehicles in sufficient quantities during the DOE contract period;

•	the possibility that the decreasing range of electric vehicles on a single charge will decrease consumers’ willingness to purchase electric vehicles;

•	our potential inability to keep up with advances in electric vehicle technology;

•	increasing competition in our industry from large established companies;

•	our inability to defend our intellectual property or the potential that we will incur substantial costs in defending our intellectual property;

•	the possibility that we will cease to receive funding from the DOE or any other government funding;

•	the possibility that the technology underlying our Super-Charge and Minit-Charger products will cease to remain commercially viable;

•	the possibility that the demand for hydrogen testing will not continue;

•	the effect of local and national economic, credit and capital market conditions on the economy in general, and on the particular industries in which we operate;

•	potential problems with the quality or performance of our products;

•	our dependence on third party suppliers and the possibility that such suppliers will be unable to timely deliver the products we need on terms favorable to us or at all;

•	unfavorable political, regulatory, labor and tax conditions in foreign countries, which could adversely impact our international operations;

•	our potential inability to retain key employees;

•	our limited access to insurance coverage and the possibility that we may incur losses resulting from product liability claims, business interruptions, or natural disasters;

•	the interests of our directors, executive officers and affiliates, which exert significant control over our future direction and could reduce the sale value of the Company;

•	the fact that we have not and do not anticipate paying cash dividends on our common stock;

•	our ability to issue preferred stock, which may reduce the probability that we are acquired;

•	the possibility that our Hydrality technology is not patentable;

•	our high levels of outstanding preferred stock and warrants, which could depress the market price of our common stock;

•	the potential that the issuance of shares upon conversion of our preferred stock and exercise of our warrants could cause significant dilution to our common stockholders;

•	the limited market and volatility of our common stock;

•	the possibility that we could fail to remain current in our reporting obligations, which could result in the delisting of our shares from the Nasdaq Capital Market;

•	the possibility that our common stock will become subject to the “penny stock” rules of the Securities and Exchange Commission (the “SEC”);

•	the possibility that the sale or perceived sale of a substantial number of shares could cause the price of our common stock to decline;

•	the possibility that we will fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act; and

•	the possibility that analysts could publish reports that adversely affect the price and volume of our common stock.

In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

Each forward-looking statement contained in this prospectus reflects management’s view only as of the date on which it is made, and, except to the extent required by federal securities laws, we undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise.

PROSPECTUS SUMMARY

This summary highlights certain information described in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including “Risk Factors,” together with the additional information described under the heading “Where You Can Find More Information.”

Our Company

We were originally incorporated in Nevada in 1999 under the name Alchemy Enterprises, Ltd. to market biodegradable products.  In early 2006 we commenced the development of our Hydrality technology.  On November 14, 2006, we changed our name to “ECOtality, Inc.” Our operations include our division, Innergy Power Systems, and our wholly-owned subsidiaries, Electric Transportation Engineering Corporation, DBA “ECOtality North America” (“eTec”), Portable Energy De Mexico, S.A. DE C.V., ECOtality Stores, Inc., DBA “Fuel Cell Store,” G.H.V. Refrigeration, Inc., The Clarity Group, Inc., 0810009 B.C. Unlimited Liability Company and ECOtality Australia Pty Ltd.

Our goal is to become a leader in clean electric transportation and storage technologies. Through innovation, acquisitions, and strategic partnerships, we accelerate the market applicability of advanced electric technologies to replace carbon-based fuels. We provide electric vehicle infrastructure products and solutions that are used in on-road grid-connected vehicles (including plug-in hybrid electric vehicles and battery electric vehicles), material handling and airport electric ground support applications. Our primary on-road product offering is the Blink line of smart electric vehicle supply equipment, DC fast-charge systems, and network services for on-road electric vehicle charging. Our off-road product offering is the Minit-Charger line of advanced battery fast-charge systems that are designed for various motive applications. In addition to our electric transportation focus, we are also involved in the development, manufacture, assembly and sale of specialty solar products, advanced battery systems, and hydrogen and fuel cell systems.

On August 5, 2009 eTec was selected by the DOE for a grant of approximately $99.8 million to undertake the largest deployment of electric vehicles (“EVs”) and charging infrastructure in U.S. history.  On September 30, 2009 eTec accepted the grant of $99.8 million, of which $13 million was sub-funded to federal research and development centers, which will net eTec $86 million in revenue. On June 17, 2010 eTec received a $15 million extension to the grant to add new markets and increased the total value of the grant to $114.8 million. eTec, as the lead applicant for the proposal, partnered with Nissan North America (“Nissan”) and General Motors to deploy EVs and the charging infrastructure to support them. The project takes advantage of the early availability of the Nissan LEAF, a zero-emission electric vehicle, and the Chevrolet Volt, a range extended electric vehicle, to develop, implement and study techniques for optimizing the effectiveness of charging infrastructure that will support widespread EV deployment. The project will install electric vehicle charging infrastructure and deploy up to 4,700 Nissan Leaf battery electric vehicles and 2,700 Chevrolet Volt range-extended electric vehicles in strategic markets in six states (Arizona, California, Oregon, Tennessee, Texas and Washington) and the District of Columbia.

The project will collect and analyze data to characterize vehicle use in diverse topographic and climatic conditions, evaluate the effectiveness of charge infrastructure, and conduct trials of various revenue systems for commercial and public charge infrastructure. With the goal of developing mature charging environments, the project proposes to deploy charging infrastructure in major population areas that include Phoenix (AZ), Tucson (AZ), Los Angeles (CA), San Diego (CA), San Francisco (CA), Portland (OR), Eugene (OR), Salem (OR), Corvallis (OR), Seattle (WA), Nashville (TN), Knoxville (TN) Chattanooga (TN), Washington D.C, Dallas (TX), Fort Worth (TX) and Houston (TX). To support the Nissan LEAF and Chevrolet Volt, the project calls for the installation of approximately 17,400 Level 2 (220V) charging systems and up to 340 DC fast-charge ports.

For the fiscal year ended December 31, 2009, we recorded revenue of $8.6 million as compared to fiscal year ended December 31, 2008, when we recorded revenue of $11.1 million, representing a decline of 22.5%. Our net loss increased to $29.5 million from $8.0 million over the same period, representing an increase of 269%. For the nine months ended September 30, 2010 we reported revenues and net loss of $9.3 million and $12.5 million, respectively, as compared to revenues and net loss of $6.1 million and $20.3 million for the nine months ended September 30, 2009, respectively, representing a growth rate of approximately 52.5% for our revenues from the corresponding period in 2009.  The net loss of $12.5 million represents a change of approximately ($7.8 million), or (38.4%), compared to the nine months ended September 30, 2009.

Our principal offices are located at Four Embarcadero Center, Suite 3720, San Francisco, California, 94111, and our telephone number is (415) 992-3000. We are a Nevada corporation. We maintain a website at www.ecotality.com which contains a description of the Company, but such website and the information contained thereon are not part of this prospectus. Please note that you should not view such website as part of this prospectus and should not rely on such website in making a decision to invest in our common stock.

The Offering

Securities offered
Up to 14,965,242 shares of our common stock, including the following:

•     3,701,142 shares of common stock;

•     up to 2,847,219 shares of common stock issuable upon exercise of common stock purchase warrants at an exercise price of $9.00 per share (includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416); and

•     up to 8,416,881 shares of common stock issuable upon conversion of 8,416,881 shares of Series A Convertible Preferred Stock.

Common stock to be outstanding after the offering	24,939,059 shares.

Use of proceeds
We will not receive any of the proceeds from the sale of our common stock by the selling stockholders; however, we will receive the exercise price with respect to any common stock we sell to the selling stockholders upon exercise of the warrants, if exercised for cash.  We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.  The holders of the warrants will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not registered pursuant to an effective registration statement at any time after six months from issuance.  In the event that the holders exercise the warrants on a cashless basis, then we will not receive any proceeds from the exercise of those warrants.

Risk Factors
Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market Symbol	ECTY

The above information regarding the shares of common stock to be outstanding after the offering is based on 13,674,959 shares of common stock outstanding as of February 24, 2011 and assumes the full conversion of the Series A Convertible Preferred Stock and the exercise of the warrants.

The following is a summary of the transactions relating to the securities being registered hereunder:

July 2009 Private Placement/October 2009 Securities Exchange Agreement

To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with certain accredited investors on July 2, 2009 for the sale of $2,500,000 in secured convertible debentures. The secured convertible debentures bore interest at 8%, matured October 1, 2010, and were convertible into our common stock, at the selling stockholders’ option, at $3.60 per share.  In addition, we issued a warrant to Shenzhen Goch Investment Ltd., expiring May 1, 2014, to purchase 1,748,971 shares of restricted common stock, exercisable at a per share price of $0.60.

On October 31, 2009, we entered into a Securities Exchange Agreement with all holders of the convertible debentures issued on July 2, 2009 and holders of certain warrants to convert all outstanding amounts ($9,111,170) under these debentures and all related warrants into an aggregate of 8,597,299 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has no redemption, preferential dividend or voting rights, but may be converted, at the holder’s option, into shares of our common stock at a 1:1 ratio.  This prospectus relates to the resale of the common stock issuable upon exercise of the Series A Convertible Preferred Stock.

The conversion price of the Series A Convertible Preferred Stock may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the investors’ position.

The investors have agreed to restrict their ability to convert their Series A Convertible Preferred Stock and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock.

In connection with the Securities Exchange Agreement, we entered into a Registration Rights Agreement with the investors pursuant to which agreed to register the shares underlying the Series A Convertible Preferred Stock and to insure that the registration statement remains in effect until the earlier of June 24, 2015 or the date when all of such shares have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and (i) may be sold without the requirement for us to be in compliance with the current public information requirement under Rule 144 or (ii) we are in compliance with the current public information requirement under Rule 144.  On June 10, 2010, we filed a registration statement on From S-1, which was declared effective by the SEC on June 24, 2010, to cover the shares issued in connection with the Securities Exchange Agreement.

October 2009 Private Placement

On October 31, 2009, we entered into a Securities Purchase Agreement with certain accredited investors pursuant to which we sold 2,152,777 shares of common stock at a price of $7.20 per share for gross proceeds of $15,500,000.  On January 7, 2010, we sold an additional 694,444 shares of common stock at a price of $7.20 per share for gross proceeds of $5,000,000. This prospectus relates to the resale of these shares of common stock.

In addition, we issued to each investor warrants to purchase an equal number of shares of common stock purchased pursuant to the Securities Purchase Agreement. The warrants expire five years from the date of issuance and are exercisable at $9.00 per share. The exercise price of the warrants and the shares issuable upon exercise of the warrants will be adjusted in the event that we take certain actions that would cause dilution with respect to our common stock, including (i) paying a stock dividend or otherwise making a distribution that is payable in shares of common stock, (ii) subdividing our outstanding shares of common stock into a larger number of shares, and (iii) combining our outstanding shares of common stock into a smaller number of shares.  If we enter into certain fundamental transactions (such as a merger or other change of control transaction), then, upon exercise of the warrants, each holder will have the right to receive the same amount and kind of securities, cash or property that it would have been entitled to receive upon the occurrence of the fundamental transaction if it had been the holder of the number of shares of common stock issuable upon exercise of the warrants at the time of the fundamental transaction.

At any time after a registration statement registering the shares of common stock underlying the warrants is declared effective, and if certain conditions are met, we have the right to call for cancellation the warrants upon two trading days prior written notice for cash consideration of $0.001 per unexercised warrant.  We can only exercise this call option if (i) the closing price for each of 20 consecutive trading days exceeds $27.00 per share (subject to adjustment), (ii) the trading volume of our common stock shall exceed 16,667 shares (subject to adjustment) per trading day for each trading day during the 20 consecutive trading day period, and (iii) the warrant holder is not in possession of any information that constitutes, or might constitute, material non-public information which we provided.

The investors have agreed to restrict their ability to exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of our then issued and outstanding shares of common stock.

In connection with the Securities Purchase Agreement, we entered into a Registration Rights Agreement with the investors pursuant to which agreed to register the common stock issued to such investors and the shares underlying the warrants.  We are obligated to insure that the registration statement remains in effect until the earlier of June 24, 2015 or the date when all of such shares have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and (i) may be sold without the requirement for us to be in compliance with the current public information requirement under Rule 144 or (ii) we are in compliance with the current public information requirement under Rule 144.  On June 10, 2010, we filed a registration statement on From S-1, which was declared effective by the SEC on June 24, 2010, to cover the shares issued in connection with the Securities Purchase Agreement.

Management Incentive Plan

In connection with amendments made on May 15, 2009 and October 31, 2009 to certain outstanding debentures, a management incentive plan was included that provided for the issuance of securities subject to our achievement of certain performance targets. Our performance target for 2009 was to secure executed contracts valued at $20,000,000 or more on or before October 1, 2009.  This target was achieved.  As a result, Jonathan Read, our president and chief executive officer received a bonus of 673,505 shares of our common stock for achieving the first management incentive target.  This prospectus covers those shares of common stock.

Recent Developments

On February 2, 2011, we announced that we were awarded a $2.88 million contract from the Bay Area Air Quality Management District to become the project manager of the organization’s Electric Vehicle Supply Equipment Deployment Program. Through this program, we will oversee the installation of 2,750 home charging stations and 30 DC fast charging stations throughout the San Francisco Bay Area.

RISK FACTORS

This investment involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus and in documents incorporated by reference in this prospectus. If any of the risks discussed below, elsewhere in this prospectus, or in any document incorporated by reference in this prospectus actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business

A large percentage of our revenues will depend on our grants from the DOE, the loss of which would materially adversely affect our business, results of operations, and financial condition.

On September 30, 2009, our wholly-owned subsidiary, eTec, signed a contract with the DOE for a cost-reimbursable contract worth at least $99.8 million, of which approximately $13 million was sub-funded to federal research and development centers (the “DOE Contract”). This grant, and an additional grant of $15 million awarded on June 17, 2010, will net approximately $100.2 million in revenue to us, which we expect to account for a substantial portion of our revenues in the immediate future. As a condition of these grants, we are required to meet certain obligations, including, but not limited to, producing and delivering products on a timely basis in accordance with required standards, and properly accounting for and billing our products. Conversely, if during the contract period, electric vehicle manufacturers do not deliver the desired number of electric vehicles, we may not be able to achieve the desired revenue stream anticipated from the contract. In addition, we are subject to periodic compliance audits in connection with the DOE Contract.  If we are unable to properly perform our obligations under the DOE Contract, or if any compliance audits result in material deficiencies, the DOE could terminate the DOE Contract, which would have a material adverse effect on our business, financial condition and results of operations.

To complete the DOE Contract, we will require additional working capital, which may not be available on terms favorable to us or at all.

The DOE Contract is cost reimbursable, however it requires a significant amount of up front expenditures that are not fully reimbursed until later in the contract term. We will require additional working capital to be able to complete this contract.  Such additional capital may not be available on a timely basis, on acceptable terms or at all.  If we are unable to obtain additional working capital to fulfill the DOE Contract on acceptable terms, we may be unable to fulfill our obligations pursuant to the DOE Contract, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of losses which may continue and may negatively impact our ability to achieve our business objectives.

We incurred net losses of $29,507,750 and $8,067,211 for the years ended December 31, 2009 and 2008, respectively. For the nine months ended September 30, 2010, we reported a net loss of $12.5 million. We may not achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. Our future revenues and profits, if any, will depend upon various factors, including but not limited to, the following:

•	our ability to successfully perform and complete the DOE Contract and related contracts;

•	our ability to successfully develop, market, manufacture and distribute our charging stations and chargers;

•	our ability to resolve any technical issues in the development and production of our products and address any technological changes in the EV industry;

•	the rate of consumer adoption of electric vehicles in general and the success of the automobile models that use our technologies;

•	our access to additional capital and our future capital requirements;

•	our ability to comply with evolving government standards related to the EV and automobile industry;

•	the timing of payments and reimbursements from the DOE;

•	governmental agendas and changing funding priorities, budget issues and constraints;

•	delays in government funding or the approval thereof; and

•	general market and economic conditions.

We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

Our future growth is dependent upon consumers’ willingness to purchase and use electric vehicles.

Our growth is highly dependent upon the purchase and use by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not gain broad market acceptance or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for electric vehicle original equipment manufacturers and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, and specifically electric vehicles, include:

•
perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•
perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems, such as the possible perception that Toyota’s recent vehicle recalls may be attributable to these systems;

•	the limited range over which electric vehicles may be driven on a single battery charge and concerns about running out of power while in use;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail efforts to promote electric vehicles as a practical solution to vehicles that require gasoline;

•	the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	consumers’ desire and ability to purchase a luxury automobile or one that is perceived as exclusive;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	consumers’ perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase electric vehicles and could impact the widespread consumer adoption of electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of electric vehicles on a single charge declines over time, which may negatively influence consumers’ willingness to purchase electric vehicles.

The range of electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. The frequency with which a customer charges the battery of electric vehicle can result in additional deterioration of the battery’s ability to hold a charge. As a battery pack declines in its ability to hold its initial charge, this will generally result in a decrease in the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase electric vehicles, which could materially adversely affect our business, operating results, financial condition and prospects.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and evolving industry standards and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology or to conform to new industry standards would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology and we may not have sufficient capital resources to address all such changes. As technologies change, we plan to upgrade or adapt our charging stations in order to continue to provide electric vehicles with the latest technology, in particular battery cell technology. However, our charging stations may not compete effectively with other providers if we are not able to source and integrate the latest technology into our charging stations. For example, if a competitor was able to produce a charging station that fully charges electric vehicle batteries in less time, our products will be less desirable, which would materially adversely affect our business, operating results, financial condition and prospects.

We face competition from large established renewable and alternative energy development companies which are also seeking to develop alternative energy power sources.  Such competition could reduce our revenue or force us to reduce our prices, which would reduce our potential profitability.

There are numerous competitors, including many of the largest companies in the world, that are seeking to develop similar or competitive technologies to that of all of our technologies.  We may not be able to commercially develop the Hydrality technology or competitors may develop substantially equivalent or superior technology.  Such competition could make it difficult to obtain additional government contracts and could reduce our revenue or force us to reduce our prices, which would limit our profitability.

We may not be able to protect our patents and intellectual property and we could incur substantial costs defending against claims that our products infringe on the proprietary or other rights of third parties.

Some of our intellectual property may not be covered by any patent or patent application.  Moreover, we do not know whether any of our pending patent applications or those that will be filed by California Institute of Technology (“CalTech”), with whom we have a license agreement, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology and processes. Even if all of our patent applications are issued and are sufficiently broad, our patents may be challenged or invalidated.  We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights, regardless of the merits of any such suits.  While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so.  Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce.

Our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours.  If we are found to be infringing on third party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, or at all.  Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.  We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others.  If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine the priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours.  We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology.  Litigation and interference proceedings, even if they are successful, are frequently expensive to pursue and time consuming, could result in a diversion of our management’s attention and we could use a substantial amount of our financial resources in either case.

eTec may not continue to receive DOE funding or any other government funding, which currently comprises a large portion of our consolidated revenue.

Government funding of projects related to renewable energy, energy, and transportation is subject to cuts or cancellation without notice. A large portion of the consulting and testing revenue of eTec is DOE-related activity, including pursuant to the DOE Contract, and as such the future of certain of our large revenue streams is uncertain and out of our control.  If any of our current projects with the DOE are cut or cancelled, or future projects are reduced from those currently planned, our business, financial condition and results of operations could be materially and adversely affected.

The underlying technology of Super-Charge and Minit-Charger may not remain commercially viable, and this could affect the revenue and potential profit of eTec.

Competitors may develop competing technology in fast charging, conditioning and monitoring batteries for transportation and industrial applications which could be a superior technology and/or be produced at a lower cost than our technology.  If this occurs and we are unable to modify our technology to provide greater results or at a lower price, we could lose our technology advantage, which would adversely impact or eliminate our revenue and profitability in our transportation and industrial charging segments.

The demand for hydrogen testing and educational materials, and small-scale applications for fuel cell products may not continue, and this could affect the prospects for the Fuel Cell Store.

We face competition in the provision of fuel cell products and educational materials from a number of companies. Additionally, the hydrogen industry is evolving; demand is unpredictable and follows outside forces such as school funding programs and government funding which are out of our control. If demand for these products and materials decreases, our business, financial condition and results of operations could be materially and adversely affected.

An increase in interest rates or a dramatic tightening of corporate credit markets could make it difficult for end-users to finance the cost of a conversion to renewable energy products and systems, and could reduce or eliminate the demand for our products.

Many of our end-users depend on debt financing to fund the initial capital expenditure required to purchase and install renewable energy products and systems. As a result, an increase in interest rates or further tightening in the credit markets could make it difficult for our end-users to secure the financing necessary to purchase and install renewable energy products and systems on favorable terms, or at all, and thus lower demand for our products and reduce our net sales. In addition, we believe that a significant percentage of our end-users install renewable energy products as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a renewable energy products and systems and make alternative investments more attractive relative to an investment in renewable energy products.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation and prevent us from maintaining or increasing our market share.

Our products are sold with various materials and workmanship warranty for technical defects and a 10 year and 25 year warranty against declines of more than 10% and 20% of their initial rated power, respectively. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized net sales. As of September 30, 2010, our accrued warranty expense was approximately $245,641.

Because of the limited operating history of our products, we have been required to make assumptions regarding the durability and reliability of our products. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur substantial expense to repair or replace defective products in the future. Any widespread product failures may damage our market reputation and cause our sales to decline and require us to repair or replace the defective products, which could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of third-party suppliers for key raw materials and components and their failure to perform could cause manufacturing delays and impair our ability to deliver our products to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our products or increase our manufacturing cost. Most of our key raw materials are either sole-sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. In addition, many of our suppliers are small companies that may be unable to supply our increasing demand for raw materials as we implement our planned rapid expansion. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms, if at all, which could have a material adverse impact on our financial condition and results of operations.

Our international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in foreign countries.

We have operations outside the United States and expect to continue to have operations outside the United States in the near future.  Currently, we have manufacturing operations in Mexico and established a subsidiary in Australia. In addition, we have signed agreements to establish joint ventures in the People’s Republic of China, although they have not yet been formed. As a result, we will be subject to the legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to international operations, include, but are not limited to, the following:

•	difficulty in enforcing agreements in foreign legal systems;

•
foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs, or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•
fluctuations in exchange rates may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the price of our solar modules, cost of raw materials and labor and equipment is denominated in a foreign currency;

•	inability to obtain, maintain, or enforce intellectual property rights;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our solar modules and make us less competitive in some countries.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Jonathan Read, our Chief Executive Officer, H. Ravi Brar, our Chief Financial Officer, Barry Baer, our Secretary and Assistant Treasurer, Donald Karner, President of our eTec subsidiary and Kevin Morrow, Executive Vice President of our eTec subsidiary. The loss of Messrs. Read, Brar, Baer, Karner or Morrow could have a material adverse effect on us and our ability to achieve our business objectives. We may not be able to retain or replace these key employees. Several of our current key employees, including Messrs. Read, Brar, Baer, Karner and Morrow, are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the employees to terminate their employment with us upon little or no notice, and the enforceability of such non-competition provisions could be limited in certain circumstances.  Failure to maintain our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and could have a material adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruptions, or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in personal injury or property damage. Our recharging systems, batteries, solar modules are electricity-producing devices, and it is possible that users could be injured or killed by our products due to product malfunctions, defects, improper installation or other causes. Our commercial shipment of products began in 1999 and, due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources and insurance to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Any business disruption could result in substantial costs and diversion of resources.

Our directors, executive officers and affiliates will continue to exert significant control over our future direction, which could reduce the sale value of the Company.

As of February 24, 2011 members of our Board of Directors and our executive officers, together with our affiliates, owned approximately 69.81% of our outstanding common stock, determined in accordance with the SEC’s rules for calculating beneficial ownership. Accordingly, these stockholders, if they act together, may be able to control all matters requiring the approval of our stockholders, including the election of directors and approval of significant corporate transactions.  In addition, these stockholders can exert significant influence over our business and operations and may have interests that are adverse to the interests of our other stockholders.  This concentration of ownership, which could result in a continued concentration of representation on our Board of Directors, may also delay, prevent or deter a change in control and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our assets.

There is a reduced probability of a change of control or acquisition of us due to the possible issuance of preferred stock.  This reduced probability could deprive our investors of the opportunity to otherwise sell our stock in an acquisition of us by others.

Our Amended and Restated Articles of Incorporation authorize our Board of Directors to issue up to 200,000,000 shares of preferred stock, of which 6,379,650 shares were outstanding as of February 24, 2011, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders.  As a result of the existence of “blank check” preferred stock, potential acquirers of the Company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, the Company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

NASA’s Jet Propulsion Laboratory (“JPL”) may not be able to obtain patent protection for the Hydrality technology or, if patented, that others will not develop functionally similar products outside the patent.

We have entered into a license agreement with CalTech, under which we have the exclusive license to use and sell the Hydrality technology under any JPL patent and patent application. CalTech may not obtain any patents on the Hydrality technology or, if obtained, others may develop functionally similar products that do not infringe on the patents.  All license rights granted by CalTech are subject to a reservation of rights by CalTech for non-commercial education and research purposes and U.S. Government rights provided by law.  The failure to obtain such patents could adversely affect our patent position, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Common Stock

Our common stock has historically been thinly traded, so the price of our common stock could be volatile and could decline following this offering at a time when you want to sell your holdings.

Our common stock is traded on the Nasdaq Capital Market under the symbol ECTY.  Our common stock has historically been thinly traded and the price of our common stock may be volatile. Between January 1, 2010 and February 24, 2011, our stock has traded as low as $2.42 and as high as $6.55 per share.  In addition, as of February 24, 2011, our average trading volume during the last three months has been approximately 41,265 shares per day.  As a result, numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

•	expiration of lock-up agreements;

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers, suppliers or the DOE;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the electric transportation industry;

•	demand for our products;

•	investor perceptions of the electric transportation industry in general and the Company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	failure to comply with Nasdaq rules;

•	sales of our common stock, including sales by our directors, officers or significant stockholders; and

•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies.  These market fluctuations may adversely affect the price of our common stock and other interests in the Company at a time when you want to sell your interest in us.

Our failure to maintain the listing requirements of the Nasdaq Capital Market could result in a de-listing of our common stock.

If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as the corporate governance requirements, the minimum closing bid price requirement or remaining current in our reporting obligations under the Exchange Act, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time our securities are no longer listed on a national securities exchange, including the Nasdaq Capital Market, or we have net tangible assets of $2,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our common stock will be subject to the SEC’s “penny stock” rules. If our common stock becomes subject to the “penny stock” rules promulgated under the Exchange Act, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result, if our common stock becomes subject to the penny stock rules, the market price of our securities may be depressed, and you may find it more difficult to sell our securities at a favorable price or at all.

A sale or perceived sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock following this offering, or the perception that these sales could occur, may depress the trading price of our common stock. These sales could also impair our ability to raise additional capital through a sale of our equity securities on terms we deem favorable or at all. Our certificate of incorporation authorizes us to issue 1,300,000,000 shares of common stock. As of February 24, 2011, we had 13,674,959 shares of common stock issued and outstanding, shares of Series A Convertible Preferred Stock outstanding that may be converted into 6,379,650 shares of common stock and 4,563,802 shares of common stock issuable upon the exercise of outstanding warrants. All of the shares issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants may be sold without restriction assuming the continuing effectiveness of the registration statement that was deemed effective by the SEC on June 24, 2010.

Although certain holders of the Series A Convertible Preferred Stock and warrants may not convert their Series A Convertible Preferred Stock or exercise their warrants if such conversion or exercise would cause them to own more than 9.99% (or, in some cases, 19.99%) of our outstanding common stock, these restrictions do not prevent them from converting and/or exercising their holdings after they have sold shares.

The number of shares of common stock eligible for sale in the public market is limited by restrictions under federal securities law and may also be restricted under any agreements entered into with any underwriters who may participate in this offering.

We may continue to issue our stock and, subject to any restrictions in our debt instruments, if any, we may issue the stock of our subsidiaries to raise capital. Issuances of our stock or the stock of a subsidiary could dilute the interest of our existing stockholders and may reduce the trading price of our common stock. In addition, the shares issued upon conversion of the Series A Convertible Preferred Stock and/or exercise of the outstanding warrants could have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Pursuant to the recently passed Dodd-Frank Wall Street Reform and Consumer Protection Act, smaller reporting companies, like us, are exempt from the requirement that management’s report be subject to an audit by an independent registered public accounting firm, although we will be required to do so in the future.  Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. Although we are not aware of anything that would impact our ability to maintain effective internal controls, we have not obtained an independent audit of our internal controls and, as a result, we cannot assure you that no deficiencies which would be found in such an audit. Further, at such time as we are required to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may incur significant expenses in having our internal controls audited and in implementing any changes which are required.

We have not paid dividends on our common stock in the past and do not expect to pay dividends on our common stock for the foreseeable future.  Any return on investment may be limited to the value of our common stock.

No cash dividends have been paid on our common stock. We expect that any income received from operations will be used to fund our future operations and growth. We do not expect to pay cash dividends on our common stock in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as our Board of Directors may consider relevant. As a result, any return on your investment in our common stock may be limited to the amount of appreciation in the share price thereof, if any.

Certain provisions of our corporate governing documents and Nevada law could discourage, delay, or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Nevada law could discourage potential acquisition proposals, delay or prevent a change in control of our Company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and by-laws permit us to issue, without any further vote or action by the stockholders, up to 200,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations, or restrictions of the shares of the series. In addition, our certificate of incorporation permits our Board of Directors to adopt amendments to our by-laws.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We currently have research coverage by  a single analyst.  We may never obtain research coverage by other industry or financial analysts. If few analysts commence or provide coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price and/or trading volume to decline, which could adversely affect your ability to sell our common stock at favorable prices or at all.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders; however, we will receive the exercise price with respect to any common stock we sell to the selling stockholders upon exercise of the warrants, if exercised for cash. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. However, the holders of the warrants will be entitled to exercise the warrant on a cashless basis if the shares of common stock underlying the warrants are not registered pursuant to an effective registration statement at any time after six months from issuance. In the event that the holders exercise the warrants on a cashless basis, then we will not receive any proceeds from the exercise of the warrants.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants if they are exercised for cash. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock owned by each person prior to the offering, the number of shares of common stock that may be sold in this offering and the number of shares and percentage of common stock each person will own after the offering, assuming they sell all of the shares offered. The information is based on information provided by or on behalf of the selling stockholders.

Except for relationships noted in the selling stockholder table, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates.

Selling Stockholder	Total Shares Owned Prior to Offering (1)	Maximum Number of Shares to be Sold (2)	Shares Beneficially Owned After Offering (3)	Percentage Ownership After Offering (3)

Enable Growth Partners L.P. (4)	4,718,261	4,485,928	232,333	1.69%

Enable Opportunity Partners L.P. (4)	542,175	514,842	27,333	*

Pierce Diversified Strategy Master Fund, LLC (4)	154,085	140,418	13,667	*

BridgePointe Master Fund Ltd. (5)	2,226,809	2,076,809	150,000	1.10%

Providence Christian Foundation Inc. (6)	138,888	138,888	–	–

Zhu-Xu Charitable Remainder Trust (7)	1,430,741	1,430,741	–	–

Valley 2010 Investment LLC (7)	1,388,888	1,388,888	–	–

Global LearnNet Ltd. (7)	1,388,888	1,388,888	–	–

Marion Lynton	15,554	15,554	–	–

Ardsley Partners Institutional Fund L.P. (8)	374,300	374,300	–	–

Ardsley Partners Fund II, L.P. (8)	490,000	490,000	–	–

Ardsley Offshore Fund, Ltd. (8)	92,366	92,366	–	–

Ardsley Partners Renewable Energy Fund, L.P. (8)	301,250	301,250	–	–

Ardsley Renewable Energy Offshore Fund, Ltd. (8)	115,416	115,416	–	–

Mingya Tao	156,639	156,639	–	–

Shenzhen Goch Investment Ltd. (9)	313,277	313,277	–	–

Wei Lu	234,958	234,958	–	–

Glenwood Capital Partners (10)	102,091	102,091	–	–

Savitr Peak Energy Master Fund Ltd. (11)	138,888	138,888	–	–

Daryl Magana (12)	391,596	391,596	–	–

Jonathan Read (13)	808,746	673,505	135,241	*

* Less than 1%.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible debentures is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) This column includes shares of common stock issuable upon conversion of Series A Convertible Preferred Stock issued in our October 2009 securities exchange and exercise of warrants issued in our October 2009 private placement.  It does not take account of the restriction on the ability of certain of the selling stockholders to convert their Series A Convertible Preferred Stock or exercise their warrants such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock.  Accordingly, the number of shares of common stock set forth in the table for the selling stockholders may exceed the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the Series A Convertible Preferred Stock and the warrants.  In that regard, the beneficial ownership of the common stock by the selling stockholders set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Includes a good faith estimate of the shares issuable upon conversion of the Series A Convertible Preferred Stock issued in October 2009 and exercise of warrants issued in October 2009, based on current market prices. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants issued in October 2009 by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act.  However the selling stockholders have contractually agreed to restrict their ability to convert their Series A Convertible Preferred Stock or exercise their warrants issued and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act.

(3) We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.  Percentages are based on 13,674,959 shares outstanding as of February 24, 2011.

(4) Mitchell S. Levine, managing member and majority owner of Enable Capital Management, LLC, the general partner or investment manager of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P., Pierce Diversified Strategy Master Fund, LLC and other client accounts, has voting and investment control over shares held by this entity. Mr. Levine disclaims beneficial ownership of the securities, except to the extent of his pecuniary interests therein.

(5) Eric S. Swartz and Michael C. Kendrick, as principals and co-owners of Roswell Capital Partners, LLC, the investment manager of BridgePoint Master Fund Ltd., have voting and investment control over shares held by this entity. Messrs. Swartz and Kendrick disclaim beneficial ownership of the securities, except to the extent of each of their pecuniary interests therein.

(6) Eric S. Swartz and Michael C. Kendrick, as principals and co-owners of Roswell Capital Partners, LLC, the investment manager of Providence Christian Foundation Inc., have voting and investment control over shares held by this entity. Messrs. Swartz and Kendrick disclaim beneficial ownership of the securities, except to the extent of each of their pecuniary interests therein.

(7) Yuqing Xu has voting and investment control over shares held by this entity.

(8) Philip J. Hempleman, managing partner of Ardsley Advisory Partners and Ardsley Partners I, the general partner or investment manager of Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P., Ardsley Partners Renewable Energy Fund, L.P., Ardsley Offshore Fund, Ltd., and Ardsley Renewable Energy Offshore Fund, Ltd. and other client accounts, has voting and investment control over shares held by this entity. Mr. Hempleman disclaims beneficial ownership of the securities, except to the extent of his pecuniary interests therein.

(9) Dr. Donoshen Goch has voting and investment control over shares held by this entity.

(10) Randall D. Humphreys and Daniel J. McLaughlin have voting and investment control over shares held by this entity.

(11) Andrew Midler has voting and investment control over shares held by this entity.

(12) Mr. Magana has been a member of our Board of Directors since December 2009.

(13) Mr. Read is currently our President and Chief Executive Officer and a member of our Board of Directors.

July 2009 Private Placement/October 2009 Securities Exchange Agreement

To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with certain accredited investors, on July 2, 2009 for the sale of $2,500,000 in secured convertible debentures. The secured convertible debentures bore interest at 8%, matured October 1, 2010, and were convertible into our common stock, at the selling stockholders’ option, at $3.60 per share.  In addition, we issued a warrant to Shenzhen Goch Investment Ltd., expiring May 1, 2014, to purchase 1,748,971 shares of restricted common stock, exercisable at a per share price of $0.60.

On October 31, 2009, we entered into a Securities Exchange Agreement with all holders of the convertible debentures issued on July 2, 2009 and holders of certain warrants to convert all outstanding amounts ($9,111,170) under these debentures and all related warrants into an aggregate of 8,597,299 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has no redemption, preferential dividend or voting rights, but may be converted, at the holder’s option, into shares of our common stock at a 1:1 ratio.  This prospectus relates to the resale of the common stock issuable upon exercise of the Series A Convertible Preferred Stock.

The conversion price of the Series A Convertible Preferred Stock may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the investors’ position.

The investors have agreed to restrict their ability to convert their Series A Convertible Preferred Stock and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock.

October 2009 Private Placement

On October 31, 2009, we entered into a Securities Purchase Agreement with certain accredited investors pursuant to which we sold 2,152,777 shares of common stock at a price of $7.20 per share for gross proceeds of $15,500,000.  On January 7, 2010, we sold an additional 694,444 shares of common stock at a price of $7.20 per share for gross proceeds of $5,000,000. This prospectus relates to the resale of these shares of common stock.

In addition, we issued to each investor warrants to purchase an equal number of shares of common stock purchased pursuant to the Securities Purchase Agreement. The warrants expire five years from the date of issuance and are exercisable at $9.00 per share. The exercise price of the warrants and the shares issuable upon exercise of the warrants will be adjusted in the event that we take certain actions that would cause dilution with respect to our common stock, including (i) paying a stock dividend or otherwise making a distribution that is payable in shares of common stock, (ii) subdividing our outstanding shares of common stock into a larger number of shares, and (iii) combining our outstanding shares of common stock into a smaller number of shares.  If we enter into certain fundamental transactions (such as a merger or other change of control transaction), then, upon exercise of the warrants, each holder will have the right to receive the same amount and kind of securities, cash or property that it would have been entitled to receive upon the occurrence of the fundamental transaction if it had been the holder of the number of shares of common stock issuable upon exercise of the warrants at the time of the fundamental transaction.

At any time after a registration statement registering the shares of common stock underlying the warrants is declared effective, and if certain conditions are met, we have the right to call for cancellation the warrants upon two trading days prior written notice for cash consideration of $0.001 per unexercised warrant.  We can only exercise this call option if (i) the closing price for each of 20 consecutive trading days exceeds $27.00 per share (subject to adjustment), (ii) the trading volume of our common stock shall exceed 16,667 shares (subject to adjustment) per trading day for each trading day during the 20 consecutive trading day period, and (iii) the warrant holder is not in possession of any information that constitutes, or might constitute, material non-public information which we provided.

The investors have agreed to restrict their ability to exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of our then issued and outstanding shares of common stock.

In connection with the Securities Purchase Agreement, we entered into a Registration Rights Agreement with the investors pursuant to which agreed to register the common stock issued to such investors and the shares underlying the warrants.  We are obligated to insure that the registration statement remains in effect until the earlier of June 24, 2015 or the date when all of such shares have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and (i) may be sold without the requirement for us to be in compliance with the current public information requirement under Rule 144 or (ii) we are in compliance with the current public information requirement under Rule 144.  On June 10, 2010, we filed a registration statement on From S-1, which was declared effective by the SEC on June 24, 2010, to cover the shares issued in connection with the Securities Purchase Agreement.

Management Incentive Plan

In connection with amendments made on May 15, 2009 and October 31, 2009 to certain outstanding debentures, a management incentive plan was included that provided for the issuance of securities subject to our achievement of certain performance targets. Our performance target for 2009 was to secure executed contracts valued at $20,000,000 or more on or before October 1, 2009.  This target was achieved.  As a result, Jonathan Read, our president and chief executive officer received a bonus of 673,505 shares of our common stock for achieving the first management incentive target.  This prospectus covers those shares of common stock.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 1,300,000,000 shares of common stock, par value $0.001 per share. As of February 24, 2011, there were 13,674,959 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. Our common stock is registered under Section 12(b) of Exchange Act and is listed on the Nasdaq Capital Market under the symbol “ECTY.”

Anti-Takeover Provisions of Our Charter and Bylaws

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain various provisions that could render more difficult certain unsolicited or hostile attempts to take us over, that could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business. These provisions include:

•
Special Meetings of Stockholders — Our Amended and Restated Bylaws provide that special meetings of the stockholders may only be called by our Board of Directors, the Chairman of the Board, the President, a Vice President, the Secretary, or by stockholders holding not less than one-tenth of the voting power of the Company.

•
Vacancies — Our Amended and Restated Bylaws provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders (except in the case of a vacancy created by the removal of a director by the stockholders, in which case the stockholders are entitled to fill the vacancy).

•
Preferred Stock — Our Amended and Restated Articles of Incorporation allow us to issue up to 200,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above.

•
Authorized but Unissued Shares — Our Board of Directors may cause us to issue our authorized but unissued shares of common stock in the future without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent

The transfer agent for our common stock is Corporate Stock Transfer Inc., 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado, 80209.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended and Restated Articles of Incorporation provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. We have also entered into indemnification agreements with our directors and certain executive officers, pursuant to which we have agreed to indemnify such persons against certain claims and expenses to the fullest extent permitted by Nevada law. The effect of this provision of our Amended and Restated Articles of Incorporation and the indemnification agreements is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Amended and Restated Articles of Incorporation and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of ECOtality, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009 included therein, have been audited by Weaver & Martin, LLC, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at www.sec.gov. These reports, proxy statements and other information can also be read through the “Investors” section of our website at www.ecotality.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to our securities.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2010;

•
our Current Reports on Form 8-K filed on January 13, 2010 (both reports filed on this date), September 1, 2010, November 23, 2010, December 6, 2010, January 10, 2011, January 18, 2011 and February 10, 2011; and

•	the description of our common stock, par value $0.001 per share, contained in our Registration Statement on Form 8-A, filed on May 14, 2010 pursuant to Section 12(b) of the Exchange Act.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents, at no cost, by writing or telephoning us at:

ECOtality, Inc.
Four Embarcadero Center, Suite 3720
San Francisco, California  94111
(415) 992-3000

ECOtality, Inc.

14,965,242 Shares of Common Stock

PROSPECTUS

__________, 2011

Dealer Prospectus Delivery Obligation

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder have authorized anyone to provide you with information different from that which is set forth in this prospectus. Neither we nor the selling stockholder are offering to sell shares of our common stock and seeking offers to buy shares of our common stock in jurisdictions where offers and sales are prohibited. The information contained in this prospectus is accurate only as of the date of this prospectus, and the information contained in any document incorporated or deemed to be incorporated by reference is accurate only as of the date of such document, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed since that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC Registration Fee (previously paid)	$7,188
Printing expenses	3,000	*
Accounting fees and expenses	4,000	*
Legal fees and expenses	25,000	*
Miscellaneous	5,000	*
TOTAL	$44,188	*

* Estimated.

Item 15.  Indemnification of Directors and Officers.

Our Amended and Restated Articles of Incorporation provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. We have also entered into indemnification agreements with our directors and certain executive officers, pursuant to which we have agreed to indemnify such persons against certain claims and expenses to the fullest extent permitted by Nevada law. The effect of this provision of our Amended and Restated Articles of Incorporation and the indemnification agreements is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Amended and Restated Articles of Incorporation and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”), and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

The Exhibits to this registration statement are listed in the Exhibit Index on page II-5 and are incorporated by reference herein.

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ECOtality, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on February 25, 2011.

ECOTALITY, INC.

Date: February 25, 2011	By:	/s/ JONATHAN R. READ
		Name:	Jonathan R. Read
		Title:	President, Chief Executive Officer
(Principal Executive Officer) and Director

Date: February 25, 2011	By:	/s/ H. RAVI BRAR
		Name:	H. Ravi Brar
		Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jonathan R. Read and H. Ravi Brar and each of them severally, as his or her true and lawful attorney-in-fact and agent with full power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned persons in the capacities indicated below to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, including post-effective amendments, to this Registration Statement or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and each of the undersigned hereby ratifies and confirms that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JONATHAN R. READ	Chief Executive Officer (Principal Executive	February 25, 2011
Jonathan R. Read	Officer) and Director

/s/ H. RAVI BRAR	Chief Financial Officer (Principal Financial	February 25, 2011
H. Ravi Brar	Officer and Principal Accounting Officer)

/s/ CARLTON JOHNSON	Director	February 11, 2011
Carlton Johnson

/s/ DARYL MAGANA	Director	February 11, 2011
Daryl Magana

/s/ DAVE KUZMA	Director	February 11, 2011
Dave Kuzma

/s/ ANDREW TANG	Director	February 11, 2011
Andrew Tang

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation, filed as Exhibit 99.1 to the Current Report on Form 8-K filed on November 23, 2009 and incorporated herein by reference.

3.2
Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed as  Exhibit 10.2 to the Current Report on Form 8-K filed on November 4, 2009 and incorporated herein by reference.

3.3	Amended and Restated Bylaws, filed as Exhibit 3.2 to the Form SB-2 filed on February 12, 2007 and incorporated herein by reference.

4.1	Form of Stock Certificate, filed as an exhibit to the registration statement on Form S-3 filed with the Securities and Exchange Commission on February 10, 2011 and incorporated herein by reference.

5.1
Opinion of Sichenzia Ross Friedman Ference LLP, filed as Exhibit 5.1 to the registration statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2010 and incorporated herein by reference.

10.1
Settlement Agreement and Release, dated as of February 15, 2007, by and among ECOtality, Inc., Howard Foote, Elliott Winfield and Universal Power Vehicles Corporation, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2007 and incorporated herein by reference.

10.2
Form of Securities Purchase Agreement, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.3
Form of Debenture, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.4
Form of Security Agreement, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.5
Form of Registration Rights Agreement, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.6
Form of Common Stock Warrant, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.7
Form of Lock Up Agreement, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.8
Form of Subsidiary Guarantee, dated as of November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007 and incorporated herein by reference.

10.9
Form of Share Purchase Agreement, dated as of December 4, 2007, by and among Electric Transportation Engineering Corporation, ECOtality, Inc., Edison Source and Edison Enterprises filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.10
Form of Asset Purchase Agreement, dated as of December 4, 2007, by and among 0810009 B.C. Unlimited Liability Company, ECOtality, Inc., Edison Source Norvik Company and Edison Enterprises filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.11
Form of Securities Purchase Agreement, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.12
Form of Debenture, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.13
Form of Registration Rights Agreement, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.14
Form of Common Stock Warrant, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.15
Form of Lock Up Agreement, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.16
Form of Subsidiary Guarantee, dated as of December 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2007 and incorporated herein by reference.

10.17
License Agreement, dated as of June 12, 2006, by and between Alchemy Enterprises, Ltd. and California Institute of Technology, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2006 and incorporated herein by reference.

10.18	2007 Stock Incentive Plan, filed as an exhibit to the registration statement on Form SB-2/A filed with the Securities and Exchange Commission on April 17, 2007 and incorporated herein by reference.

10.19
Employment Agreement, dated as of February 16, 2007, by and between ECOtality, Inc. and Harold Sciotto, filed as an exhibit to the registration statement on Form SB-2/A filed with the Securities and Exchange Commission on April 17, 2007 and incorporated herein by reference.

10.20
Amendment to Debentures and Warrants, Agreement and Waiver, dated as of August 29, 2008 and effective as of May 1, 2008, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2008 and incorporated herein by reference.

10.21
Bridge Loan Agreement, dated as of August 29, 2008, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2008 and incorporated herein by reference.

10.22
Deferral Agreement, dated as of December 29, 2008, relating to debentures issued on November 6, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008 and incorporated herein by reference.

10.23
Amendment to Debentures and Warrants, Agreement and Waiver, dated as of March 5, 2009, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2009 and incorporated herein by reference.

10.24
Amendment to Debentures and Warrants, Agreement and Waiver, dated as of May 15, 2009, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2009 and incorporated herein by reference.

10.25
Letter of Intent for Joint Venture, dated as of June 29, 2009, by and between ECOtality, Inc. and Shenzhen Goch Investment Ltd., filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.26
First Amendment to Amendment to Debentures and Warrants, Agreement and Waiver, dated as of July 2, 2009, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.27
Second Amendment to Amendment to Debentures and Warrants, Agreement and Waiver, dated as of July 2, 2009, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.28
Form of Securities Purchase Agreement, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.29
Form of Secured Convertible Debenture, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.30
Form of Security Agreement, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.31
Form of Registration Rights Agreement, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.32	Form of Warrant, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.33
Form of Subsidiary Guarantee, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.34
Form of Intercreditor Agreement, dated as of July 2, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009 and incorporated herein by reference.

10.35
Form of Securities Exchange Agreement, dated as of October 31, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 and incorporated herein by reference.

10.36
Form of Securities Purchase Agreement, dated as of October 31, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 and incorporated herein by reference.

10.37
Form of Registration Rights Agreement, dated as of October 31, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 and incorporated herein by reference.

10.38
Form of Warrant, dated as of October 31, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 and incorporated herein by reference.

10.39
Third Amendment to Amendment to Debentures and Warrants, Agreement and Waiver, dated as of July 2, 2009, relating to agreements dated November 6, 2007 and December 7, 2007, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 and incorporated herein by reference.

10.40
Form of Securities Purchase Agreement, dated as of November 9, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2009 and incorporated herein by reference.

10.41
Form of Registration Rights Agreement, dated as of November 9, 2009, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2009 and incorporated herein by reference.

10.42
Board Representative Agreement, dated as of November 9, 2009, by and among ECOtality, Inc., BridgePointe Master Fund Ltd., Shenzhen Goch Investment Ltd., and Cybernaut Investments, filed as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2009 and incorporated herein by reference.

10.43
Amendment, dated as of November 30, 2009, to Employment Agreement by and between ECOtality, Inc. and Jonathan R. Read, filed as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2010 and incorporated herein by reference.

10.44
Third Amendment to Amendment to Debentures and Warrants, Agreement and Waiver, dated as of October 31, 2009, by and among ECOtality, Inc., Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, and BridgePointe Master Fund Ltd., filed as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2010 and incorporated herein by reference.

10.45
First Amendment to Registration Rights Agreement, dated as of September 28, 2009, amending the Registration Rights Agreement dated July 2, 2009, filed as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2010 and incorporated herein by reference.

21.1	List of subsidiaries, filed as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2010 and incorporated herein by reference.

23.1	Consent of Weaver & Martin, LLC.

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page).